September 29, 2025

Dr. Avi S. Katz
Chief Executive Officer and Chairman
GigCapital8 Corp.
1731 Embarcadero Rd., Suite 200
Palo Alto, CA 94303

       Re: GigCapital8 Corp.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed September 25, 2025
           File No. 333-289479
Dear Dr. Avi S. Katz:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1 filed September 25, 2025 General

1. We note the addition of Lynrock Lake Master Fund as an investor in the private placement units and the founder shares. We also note that you alternately state that (i)
       your sponsor intends at the time of this offering to sell 1,416,665 founder shares to
       Lynrock and (ii) Lynrock will acquire such founder shares from your sponsor. Finally, we note that Lynrock is a party to each of the letter agreement and the registration rights agreement. Based on the foregoing, it is unclear to what extent Lynrock has the right to acquire beneficial ownership of the 1,416,665 founder shares within sixty days (which founder shares constitute approximately 15% of the 9,403,808 founder shares expected to be issued and outstanding after this offering). Please revise or advise to clarify. Please also file, as applicable, any subscription agreement between
 September 29, 2025
Page 2

       the company and Lynrock. Refer to Items 403 and (601)(b)(10) of Regulation S-K and
       Exchange Act Rule 13d-3(d).
Notes to Financial Statements
4. Related Party Transactions, page F-12

2. Please tell us your consideration of revising your disclosure to reflect the updated number of founder shares that will be retained by the sponsor and the effective price paid as a result of the intended sale of 1,416,665 founder shares to Lynrock for
       $13,130, and the transfer of 5,000 founder shares prior to the consummation of this offering to the Chief Financial Officer for future services.
Exhibits

3. Please have counsel revise its opinion filed as Exhibit 5.1 to cover all of the units and all of the rights being registered under the registration statement. In this regard, we note that the opinion covers only 22,000,000 units and 22,000,000 rights, but the full offering amount including any overallotment is 25,300,000 units and 25,300,000 rights.
4. Please have counsel revise its opinion filed as Exhibit 5.2 to also address whether, with respect to each of the Unit Shares and the Rights Shares, there will be any further obligation on the holder to make any further payment to the company's creditors (in addition to any further payment to the company). In this regard, we note that Schedule
       3 of the opinion defines "non-assessable" to mean, in part, "that a shareholder shall not, solely by virtue of its status as a shareholder, be liable for additional assessments or calls on the shares by the Company or its creditors . . . ," but the opinions given in paragraphs 6 and 7 do not use the term "non-assessable." Refer to
Section II.B.1.a of
       Staff Legal Bulleting No. 19, Legality and Tax Opinions in Registered Offerings
       (October 14, 2011).
       Please contact Kellie Kim at 202-551-3129 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Elena Nrtina, Esq.